EXHIBIT 11

                GUARANTY BANCSHARES HOLDING CORPORATION
               COMPUTATION OF EARNINGS (LOSS) PER SHARE


                                        1994     1993      1992

Number of shares - beginning of year  380,877   380,877   380,877

Issued during year                      -0-       -0-       -0-
Number of shares - end of year        380,877   380,877   380,877

Weighted average number of shares
  outstanding                         374,375   374,375   376,504

   NOTE: Weighted average calculated based upon actual number of days outstanding for each share, exclusive of 6,502 shares held in treasury.